UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington,  D.C. 20549

________________

Form 11-K

________________

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 000-51251

A.	Full title of the plan and the address of the plan, if different from that of the issuer listed below:

LifePoint Health, Inc. Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

LifePoint Health, Inc.

330 Seven Springs Way

Brentwood, Tennessee 37027

LifePoint Health, Inc. Retirement Plan

Audited Financial Statements and Supplemental Schedule

For the Years Ended December 31, 2017 and 2016

Report of Independent Registered Public Accounting Firm

The Plan Sponsor, Administrative Committee and Participants

LifePoint Health, Inc. Retirement Plan

Brentwood, Tennessee

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the LifePoint Health, Inc. Retirement Plan (the Plan) as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2017 and 2016, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risk of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying supplemental schedule of assets (held at end of year) as of December 31, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but included supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Hancock Askew & Co., LLP

We have served as the Plan’s auditor since 2015.

Norcross, Georgia

June 22, 2018

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2017 and 2016

	2017	2016
ASSETS
Cash	$6,983,343	$7,772,875
Investments, at fair value	1,194,163,012	902,627,515
Notes receivable from participants	25,617,804	21,194,528
Participants' contributions receivable	1,791,818	1,852,326
Employer matching contribution receivable	1,359,347	3,579,482
Total assets	1,229,915,324	937,026,726

LIABILITIES AND NET ASSETS AVAILABLE FOR BENEFITS
Due to broker and expenses payable	499,695	45,772
Excess contributions payable	1,257,110	966,495
Total liabilities	1,756,805	1,012,267

Net assets available for benefits	$1,228,158,519	$936,014,459

See accompanying notes.

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For The Years Ended December 31, 2017 and 2016

	2017	2016
Additions:
Interest and dividend income	$2,490,287	$2,125,341
Interest income on notes receivable from participants	1,039,366	817,759
Employer contributions	31,154,567	24,862,451
Participants' contributions	124,707,346	147,526,032
Other income	145,974	168,620
Total additions	159,537,540	175,500,203

Deductions:
Benefits paid	111,128,744	85,473,192
Administrative expenses	2,998,940	1,717,974
Total deductions	114,127,684	87,191,166

Net appreciation in fair value of investments	145,790,908	37,481,592

Net increase in net assets available for benefits before asset transfers	191,200,764	125,790,629

Net assets transferred from other plans	100,943,296	-

Net increase in net assets available for benefits	292,144,060	125,790,629

Net assets available for benefits at beginning of year	936,014,459	810,223,830

Net assets available for benefits at end of year	$1,228,158,519	$936,014,459

See accompanying notes.

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Note 1. Description of the Plan

General

The following description of the LifePoint Health, Inc. Retirement Plan (the “Plan”) reflects the general conditions of participation as of December 31, 2017 and 2016. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan covering substantially all employees of the subsidiaries of LifePoint Health, Inc. (the “Company”),  who have completed 30 days of service,  and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).  The Plan includes an employee stock ownership plan (“ESOP”) component within the meaning of Section 4975(e)(7) of the Internal Revenue Code of 1986, as amended (the “Code”).  Prior to January 1, 2009, all shares available for allocation in accordance with the ESOP component had been allocated to participant accounts.

Contributions

Each participant may elect to contribute up to 85%  in 2017 or 50% in 2016 of his or her eligible compensation to the Plan on a pre-tax (traditional) basis, or in 2017, on an after-tax (Roth) basis  (both a “Salary Deferral Contribution”). An automatic 2% pre-tax Salary Deferral Contribution (4% for employees who provide services primarily for UP Health System – Marquette (“Marquette Employees”)) is applied to all participants who do not make a contrary election, except for participants who are classified as pro re nata or per diem. Participants who have attained age 50 before the close of the Plan year are eligible to make catch-up contributions.  Participant contributions are further limited by certain provisions of the Code.

The Plan provides for discretionary contributions from the Company in an amount determined by the Company’s management, in its sole discretion, as a percentage of the participants’ Salary Deferral Contributions in the form of matching contributions (“Matching Contributions”) or in an amount, if any, determined in the sole and absolute discretion of the Company’s management in the form of profit sharing contributions (“Profit Sharing Contributions”).  For the years ended December 31, 2017 and 2016, the Company made Matching Contributions of $31,154,567 and $24,862,451, respectively.    For employees who provide services primarily at Conemaugh Memorial Medical Center, Meyersdale Hospital, or Miners Hospital and who completed a year of service in the prior year, the Company made Profit Sharing Contributions equal to a percentage of each such employee’s compensation, based on the employee’s age and years of service.

An additional contribution by the Company in an amount determined by the Company’s management to ensure that the Plan satisfies certain nondiscrimination requirements of the Code may be allocated solely to the accounts of participants who are considered non-highly compensated employees and have elected to make Salary Deferral Contributions for the Plan year (“Non-elective Employer Contributions”). Alternatively, certain highly compensated employees may be refunded a portion of their Salary Deferral Contributions in order to comply with the same nondiscrimination requirements of the Code.

Participant Accounts

Each participant’s account is credited (charged) with his or her Salary Deferral Contribution, the Company’s contributions, Plan fees and investment earnings (losses). Allocations are based on a number of factors, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. Contributions and allocations are subject to certain limitations under the Code. The Plan allows participants to diversify up to 100% of their contributions and allocations.  The Plan generally limits the percentage of an individual’s aggregate account that can be invested in the Company’s unitized stock fund at 10 % in 2017 and 25% in 2016.

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Payment of Benefits

Upon retirement, disability, death, or termination of employment, the total vested value of a participant’s account that exceeds $5,000 is distributed to the participant or his or her beneficiary, as applicable, in a lump sum of cash unless the participant or the beneficiary elects certain other forms of distribution available under the Plan. If the vested value of a participant’s account is less than $1,000, the total vested balance is distributed as an automatic lump sum payment in cash. For participant accounts greater than $1,000 but not more than $5,000, the vested value of the participant’s account may be rolled into an individual retirement account on behalf of the participant or distributed to the participant or his or her beneficiary, as applicable, in cash.  Additionally, a participant may request certain in-service withdrawals, including hardship withdrawals, of all or a portion of his or her vested account balance at any time, subject to certain restrictions and limitations, as defined by the Plan document.

Notes Receivable from Participants

Each participant may borrow from his or her account a minimum of $1,000 up to a maximum amount equal to the lesser of $50,000 or one-half of the respective participant’s vested account balance. Loan terms range from one year to five years or up to ten years if the loan is used for the purchase of a primary residence. The loans are secured by the vested balance in the respective participant’s account and bear interest at a rate commensurate with local prevailing rates, as determined by the Plan’s administrator. Principal and interest are paid by the participant ratably through payroll deductions.

Vesting and Forfeitures

Participants are immediately and fully vested in their Salary Deferral Contributions, Non-elective Employer Contributions, rollover contributions and investment earnings (losses) arising from these contributions. Participants are fully vested in Matching Contributions and Profit Sharing Contributions after two years of service, although Marquette Employees are fully vested in their Matching Contributions at all times.

Participants’ interests in their accounts become fully vested and nonforfeitable without regard to their credited years of service if they retire on or after age 65, incur a total and permanent disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant is entitled to the vested portion of his or her account. The non-vested portion is forfeited and is used to reduce future Company contributions, pay administrative expenses of the Plan or is reallocated to participants in the Plan, as defined in the Plan document. During the years ended December 31, 2017 and 2016, the Company utilized forfeitures of $698,508 and $454,354, respectively, to reduce the Company’s Matching Contributions.    Unused forfeitures available for use at December 31, 2017 and 2016 were $5,952 and $102,009, respectively.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan document to discontinue its contributions at any time and to terminate the Plan. In the event of Plan termination, participants will become 100% vested.

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Note 2.  Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with United States generally accepted accounting principles (“GAAP”).

Use of Estimates

The preparation of financial statements in conformity with GAAP requires Plan management to make estimates and assumptions that affect the reported amount of net assets available for benefits, changes therein and disclosures of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments

The Plan’s investments are stated at fair value in accordance with Accounting Standards Codification (“ASC”) 820-10, “Fair Value Measurement”  (“ASC 820-10”). The Plan’s investments are further discussed in Note 3.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

Income Recognition

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Benefit Payments

Benefits are recorded when paid.

Administrative Expenses

The majority of administrative expenses, including legal and participant accounting expenses and all expenses directly relating to the investments, are charged to and paid by the Plan.

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Note 3.  Investments at Fair Value

The Plan’s investments are held, and transactions are executed, by Wells Fargo Bank, N.A (the “Trustee”).  The Plan accounts for its investments in accordance with ASC 820-10.  ASC 820-10 establishes a framework for measuring fair value and establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value.  In addition, the discretionary trustee for the Company’s common stock in the Plan is Argent Trust Company.

The tiers are as follows:

Level 1 – defined as observable inputs such as quoted prices in active markets;

Level 2 – defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and

Level 3 – defined as observable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The following provides a description of the valuation methodologies used to value the Plan’s assets measured at fair value in accordance with ASC 820-10 and certain additional information:

LifePoint Health, Inc. Common Stock Fund:  Valued at the NAV of units of common stock and cash equivalents held in the Company’s unitized common stock fund at year end.

Mutual Funds:  Valued at the NAV of shares held by the Plan at year end in an active market.

Money Market Fund:  Valued at quoted prices in markets that are not active by a combination of inputs, including but not limited to dealer quotes who are market makers in the underlying funds and other directly and indirectly observable inputs.

Self-directed Brokerage Accounts:  Valued at the last reported sales prices of the underlying investments on the last business day of the Plan year reported by the active markets in which the individual underlying investments are traded, excluding investments in money market funds which are described above.

Collective Trusts:  Valued at the NAV as the practical expedient, inclusive of net investment gains or losses, based on information provided by the Trustee and using the audited financial statements of the collective trusts at year-end.     The investment objectives of the funds included in this class of investments are to approximate as closely as practicable, before expenses, the performance of certain widely observed indices over the long term, while providing participants the ability to purchase and redeem units at will.  Generally, neither of the individual investment funds that comprise this class of investment contain redemption restrictions that would prevent or considerably delay a participant from redeeming his or her investment at any point of participation in the fund.   As of December 31, 2017 and 2016, there were no unfunded obligations with respect to any of the funds in this investment category.

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2017 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Health, Inc. Common Stock Fund	$51,837,696	$-	$-	$51,837,696
Mutual Funds	174,977,136	-	-	174,977,136
Money Market Fund	-	66,685,666	-	66,685,666
Self-directed Brokerage Accounts	19,033,031	-	-	19,033,031
Total investments in fair value hierarchy	$245,847,863	$66,685,666	$-	312,533,529

Collective Trusts*				881,629,483
Total investments at fair value				$1,194,163,012

The fair values, within the fair value hierarchy in accordance with ASC 820-10, of the Plan’s investments at December 31, 2016 are as follows:

	Level 1	Level 2	Level 3	Total
LifePoint Health, Inc. Common Stock Fund	$64,346,575	$-	$-	$64,346,575
Mutual Funds	125,133,854	-	-	125,133,854
Money Market Fund	-	57,660,267	-	57,660,267
Self-directed Brokerage Accounts	14,171,731	-	-	14,171,731
Total investments in fair value hierarchy	$203,652,160	$57,660,267	$-	261,312,427

Collective Trusts*				641,315,088
Total investments at fair value				$902,627,515

______________

*

Certain investments that are measured at fair value using the NAV as the practical expedient have not been categorized in the fair value hierarchy. The fair value amounts presented in the tables above are intended to permit a reconciliation of the fair value hierarchy amounts presented in the Statements of Net Assets Available for Benefits.

There have been no changes to the valuation methodologies used to value the Plan’s assets during 2017.    Additionally, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement.

Note 4. Assets Transferred from Other Plans

During 2017, the Company transferred the assets of two retirement plans covering employees of certain of its subsidiaries into the Plan. This activity is presented separately under the caption “Assets transferred from other plans” in the accompanying statement of changes in net assets available for benefits for the year ended December 31, 2017.

Note 5.  Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

Note 6. Income Taxes

The Plan has received a favorable determination letter from the Internal Revenue Service (“IRS”), dated June 17, 2015,  stating that the Plan is qualified under Section 401(a) of the Code and that the related trust is exempt from taxation.  The Plan is required to operate in conformity with the Code to maintain its qualification. The Plan has been amended since receiving the determination letter. The Plan administrator believes that the Plan, as amended, has been designed and is being operated in compliance with the applicable requirements of the Code.

GAAP requires the Plan’s management to evaluate tax positions taken by the Plan and recognize a tax liability or asset if the Plan has taken an uncertain position that more likely than not would not be sustained by the applicable taxing authorities upon examination. The Plan’s administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2017, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions.

Note 7. Party-In-Interest Transactions

The Plan holds investments in the form of notes receivable from participants and in units of the LifePoint Health, Inc. Common Stock Fund and pays administrative expenses to the Plan’s trustee and recordkeeper.  All of these transactions qualify as party-in-interest transactions that are permissible under specific exemptions included in ERISA and the Code.

The Plan paid $2,998,940 and $1,717,974 in administrative expenses to the Plan’s trustee and recordkeeper during the years ended December 31, 2017 and 2016, respectively.  Additionally, the Company provided the Plan with certain management and administrative services for which no fees were charged.

Note 8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2017 and 2016:

	2017	2016
Net assets available for benefits per the financial statements	$1,228,158,519	$936,014,459
Less: Deemed distributions of notes receivable from participants	(745,061)	(514,318)
Net assets available for benefits per the Form 5500	$1,227,413,458	$935,500,141

The following is a reconciliation of the change in net assets available for benefits per the financial statements to the Form 5500 for the years ended December 31, 2017 and 2016:

	2017	2016
Net increase in net assets available for benefits per the financial statements	$292,144,060	$125,790,629
Add: Deemed distributions of notes receivable from participants at beginning of year	514,318	448,030
Less: Deemed distributions of notes receivable from participants at end of year	(745,061)	(514,318)
Net increase in net assets available for benefits per the Form 5500	$291,913,317	$125,724,341

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2017 and 2016

LIFEPOINT HEALTH, INC. RETIREMENT PLAN

EIN: 20-1538254 Plan No.: 001
Schedule H, Line 4i

Schedule of Assets (Held at End of Year)

December 31, 2017

	(b)	(c)
	Identity of Issuer,	Description of Investment
	Borrower, Lessor	Including Maturity Date, Rate of Interest,		(d)	(e)
(a)	or Similar Party	Collateral, Par or Maturity Value		Cost	Current Value
	BlackRock Equity Index Fund	Collective Trust	$	**	$211,234,684
*	LifePoint Health, Inc. Common Stock Fund	Common Stock and cash equivalents		**	51,837,696
	BlackRock U.S. Debt Index Fund	Collective Trust		**	61,938,480
	American Funds EuroPacific Growth Fund	Mutual Fund		**	74,660,563
	Vanguard Small Cap Index Fund	Mutual Fund		**	82,395,594
	BlackRock LifePath Retirement Fund	Collective Trust		**	35,266,311
	BlackRock LifePath Target Date 2020 Fund	Collective Trust		**	82,206,837
	BlackRock LifePath Target Date 2025 Fund	Collective Trust		**	99,478,278
	BlackRock LifePath Target Date 2030 Fund	Collective Trust		**	95,289,624
	BlackRock LifePath Target Date 2035 Fund	Collective Trust		**	82,840,037
	BlackRock LifePath Target Date 2040 Fund	Collective Trust		**	70,946,356
	BlackRock LifePath Target Date 2045 Fund	Collective Trust		**	61,498,368
	BlackRock LifePath Target Date 2050 Fund	Collective Trust		**	41,255,633
	BlackRock LifePath Target Date 2055 Fund	Collective Trust		**	23,181,076
	BlackRock LifePath Target Date 2060 Fund	Collective Trust		**	1,853,280
	BlackRock Mid Cap Equity Index Fund	Collective Trust		**	14,640,519
	LifePoint Health Stable Value Fund	Money Market Fund		**	66,685,666
	John Hancock Strategic Income Fund	Mutual Fund		**	8,915,928
	Vanguard REIT Index Fund	Mutual Fund		**	5,354,772
	Allianz Emerging Markets Fund	Mutual Fund		**	3,650,280
	Self-directed Brokerage Accounts	Common Stock		**	9,400,548
	Self-directed Brokerage Accounts	Mutual Funds		**	7,019,738
	Self-directed Brokerage Accounts	Other Investments		**	2,612,744
*	Notes Receivable from Participants	Various maturities; Interest rates 3.25% to 9.25%		-	25,617,804
					$1,219,780,816

______________

*Indicates a party-in-interest to the Plan.

**Not required for participant-directed investments.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

LifePoint Health, Inc.
Retirement Plan

By: /s/ John P. Bumpus
John P. Bumpus
Executive Vice President and
Chief Administrative Officer

Date: June 22, 2018

EXHIBIT INDEX

Exhibit Number		Description of Exhibits
23.1	—	Consent of Independent Registered Public Accounting Firm